UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
___________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Molecular Devices Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	94-2914362

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

1311 Orleans Drive, Sunnyvale, CA	94089

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement and file number to which the form relates:	N/A

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Options to purchase units consisting of cash and shares of
Common Stock, $0.001 par value per share, of Molecular Devices Corporation

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.

General

     On March 20, 2004, Molecular Devices Corporation (the “Company” or “Molecular Devices”) entered into an Agreement and Plan of Merger and Reorganization, as amended on May 21, 2004 (as amended, the “Merger Agreement”), with Astros Acquisition Sub I, Inc., a California corporation and a wholly-owned subsidiary of the Company, Astros Acquisition Sub II, LLC, a California limited liability company and a wholly-owned subsidiary of the Company, and Axon Instruments, Inc., a California corporation (“Axon”). On July 1, 2004, pursuant to the transactions contemplated by the Merger Agreement, the Company assumed certain options granted by Axon under the Prospectuses dated April 11, 2000 and January 28, 2000 lodged by Axon with the Australian Securities and Investments Commission (the “Prospectuses”) that were outstanding at the effective time of the first merger described in the Merger Agreement. These options are referred to herein as “Entitlement Options.”

     The provisions of the Entitlement Options are governed by the Merger Agreement and the Prospectuses. The Prospectuses have been filed as Exhibits 4.3 and 4.4 to the Registration Statement on Form S-4 of the Company (File No. 333-114934), declared effective by the Securities and Exchange Commission on May 28, 2004 (as amended, the “Registration Statement”). The following description is a summary of the material provisions of the Entitlement Options. It does not purport to be complete. This summary is subject to and is qualified by reference to all of the provisions of the Prospectuses and the Merger Agreement.

Assumption of Entitlement Options

     Each Entitlement Option that was outstanding at the effective time of the first merger described in the Merger Agreement was assumed by Molecular Devices in accordance with the terms of the Prospectuses and the Merger Agreement. All rights with respect to Axon common stock (or CHESS Units of Foreign Securities over shares of Axon common stock) issuable upon the exercise of such outstanding Entitlement Options were converted into a right to receive cash and Molecular Devices Common Stock, $0.001 par value per share (“Common Stock”). Each assumed Entitlement Option so converted continues to have, and is subject to, the same terms and conditions as set forth in the Prospectuses except that, as of the effective time of the first merger, (a) any reference in the Prospectuses to Axon common stock (or CHESS Units of Foreign Securities over shares of Axon common stock) is deemed to be a reference to Molecular Devices Common Stock and (b) each assumed Entitlement Option is exercisable solely for a number of “Units” (as defined below) equal to the number of “Entitlement Option Shares” (as defined below) subject to such Entitlement Option at a per Unit exercise price of AU$0.20. Upon the exercise of an assumed Entitlement Option, the number of shares of Molecular Devices Common Stock issuable upon such exercise will be rounded down to the nearest whole share and the cash payable upon such exercise will be rounded down to the nearest whole cent. No fractional shares of Molecular Devices Common Stock will be issued upon exercise of an assumed Entitlement Option and no certificates or scrip for any such fractional shares will be issued. Any holder of an assumed Entitlement Option who would otherwise be entitled to receive a fraction of a share of Molecular Devices Common Stock upon exercise (after aggregating all fractional shares of Molecular Devices Common Stock issuable to such holder)

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will, in lieu of such fraction of a share, be paid in cash the US dollar amount (rounded down to the nearest whole cent), without interest, determined by multiplying such fraction by US$18.52. The term “Entitlement Option Shares” means the number of shares exercisable (without regard to the vesting requirements of such assumed Entitlement Option) under an assumed Entitlement Option as of the time immediately prior to the effective time of the first merger. Each “Unit” consists of (x) 0.007340 of a share of Molecular Devices Common Stock and (y) US$0.1359 in cash.

     As of July 1, 2004, there were outstanding Entitlement Options exercisable for 5,081,036 Units consisting of approximately 37,294 shares of Molecular Devices Common Stock and $690,512.79 in cash.

Terms and Conditions of Entitlement Options

     Term. Each Entitlement Option is exercisable at any time on or before 5:00 p.m. Melbourne, Australia legal time on May 10, 2005 (the “Option Period”). Thereafter, no Entitlement Options may be exercised.

     Exercise Price. The per Unit exercise price of each Entitlement Option is AU$0.20.

     Unit. Each Unit consists of (x) 0.007340 of a share of Molecular Devices Common Stock and (y) US$0.1359 in cash.

     Consideration. The purchase price of each Unit is paid in cash at the time the Entitlement Option is exercised.

     Transferability. Entitlement Options are transferable provided any such transfer is made in accordance with the provisions of Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to an available exemption from registration under the Securities Act. Notwithstanding the foregoing, Entitlement Options granted to certain holders (who are aware of such restrictions) are not transferable.

     Exercisability. Entitlement Options are fully vested and are immediately exercisable during the Option Period; provided, however, that the Company may not confirm any sales of Molecular Devices Common Stock issuable upon the exercise of any Entitlement Options until the Post-Effective Registration Statement (as defined below) is declared effective by the U.S. Securities and Exchange Commission (“SEC”).

Registration

     Entitlement Options. The Entitlement Options have not been and will not be registered under the Securities Act and may be transferred in the United States or to, or for the account or benefit of, US Persons (as defined in Regulation S promulgated under the Securities Act) only in accordance with the provisions of Regulation S promulgated under the Securities Act or in transactions that are exempt from the registration requirements of the Securities Act.

     Shares of Molecular Devices Common Stock issuable upon exercise of Entitlement Options. The shares of Molecular Devices Common Stock issuable upon the exercise of

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Entitlement Options have been registered under the Securities Act pursuant to the Registration Statement. As soon as reasonably practicable, Molecular Devices will file a Post-Effective Amendment on Form S-3 to the Registration Statement (the “Post-Effective Registration Statement”) to provide a form of prospectus to be used in connection with the offer and sale of shares of Molecular Devices Common Stock issuable upon exercise of Entitlement Options (and any shares issuable in connection with any stock split, reverse stock split, stock dividend or similar transaction in respect of such shares). Immediately after the Post-Effective Registration Statement has been declared effective by the SEC, the Company may confirm sales of Molecular Devices Common Stock issuable upon the exercise of an Entitlement Option and such shares, when issued, will be freely tradeable and will be quoted on The Nasdaq Stock Market.

Effect of Certain Corporate Events

     If there is any change in the shares of Molecular Devices Common Stock subject to Entitlement Options (through stock split, reverse stock split, stock dividend, combination or reclassification of Molecular Devices Common Stock), the Entitlement Options will be appropriately adjusted as to the class and the maximum number of shares of Molecular Devices Common Stock subject to such Entitlement Options and the class, number of shares and price per Unit subject to such outstanding Entitlement Options.

Amendment of Entitlement Options

     No amendment or other modification to the terms or conditions of an Entitlement Option will be effective without the consent of the holder thereof.

Stockholder Rights

     Prior to exercising an Entitlement Option, the holder thereof shall not be deemed to be the holder of any shares of Molecular Devices Common Stock and shall not have any of the rights of a holder of Molecular Devices Common Stock, including the right to receive dividends, if any, or, payments upon the Company’s liquidation, dissolution or winding up, or to exercise voting rights. Shares of Molecular Devices Common Stock issued upon the exercise of Entitlement Options will rank equally in all respects with the then existing shares of Molecular Devices Common Stock.

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Item 2. Exhibits.

Exhibit
Number	Description of Document
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of March 20, 2004, by and among Molecular Devices Corporation, Astros Acquisition Sub I, Inc., Astros Acquisition Sub II, LLC and Axon Instruments, Inc.
2.2(2)	Amendment to Agreement and Plan of Merger and Reorganization, dated as of May 21, 2004, by and among Molecular Devices Corporation, Astros Acquisition Sub I, Inc., Astros Acquisition Sub II, LLC and Axon Instruments, Inc.
2.3(2)	Prospectus dated January 28, 2000 lodged by Axon Instruments, Inc. with the Australian Securities and Investments Commission
2.4(2)	Prospectus dated April 11, 2000 lodged by Axon Instruments, Inc. with the Australian Securities and Investments Commission

(1)	Incorporated by reference to the similarly described exhibit in Molecular Devices’ Current Report on Form 8-K filed on March 22, 2004.
(2)	Incorporated by reference to the similarly described exhibit in Molecular Devices’ Registration Statement on Form S-4 (File No. 333-114934), as amended.

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Devices Corporation
(Registrant)

Date: July 1, 2004	By:	/s/ TIMOTHY A. HARKNESS
Timothy A. Harkness
Vice President, Finance and Chief Financial Officer

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